Filed pursuant to Rule 424(b)(3)

File No. 333-295823

RoboStrategy, Inc.

14,100,000 Shares of Common Stock

Supplement No. 3 dated October 6, 2026

to the

Prospectus and Statement of Additional Information dated July 16, 2026, as amended or supplemented as of the date hereof

This prospectus supplement modifies, amends and supplements certain information contained in the Prospectus of RoboStrategy, Inc. (the “Fund”) dated July 16, 2026, as amended or supplemented (the “Prospectus”) and the statement of additional information, dated July 16, 2026, as amended or supplemented (the “Statement of Additional Information”). Capitalized terms used in this prospectus supplement and not otherwise defined have the meaning specified in the Prospectus and/or Statement of Additional Information.

You should carefully consider the “Types of Investments and Related Risk Factors” section beginning on page 35 of the Prospectus.

Net Asset Value

In connection with our regular net asset value determination process, as provided in our valuation policies and procedures, our net asset value as of September 30, 2026, is $11.35 per share of our common stock.

Portfolio

The following table sets forth certain information as of September 30, 2026, for each portfolio company in which we are currently invested. Percentages of Net Assets are calculated based on the Fund's Net Assets Applicable to Common Shares of $277,663,100.44 as of September 30, 2026.

Current Portfolio - As of September 30, 2026

Portfolio Company	Nature of	Fair Value $	Security Type	Shares	Investment Year	% of Net Assets
	Business
Standard Bots (a)(b)(c)	Industrial Automation	$86,999,974	Direct ownership of Series C Preferred Stock	2,910,652	2026	31.3%
Dyna Robotics (a)(b)(c)	General Purpose Robotics	$41,279,462	Direct ownership of Series A Preferred Stock	1,491,163	2025	14.9%
Figure AI (a)(b)(c)(d)	Humanoid Robotics	$38,194,079	LP Interest in NV FigureAI Series B QP Partners LLC has economic exposure to Figure AI, Inc. Series B Preferred Stock	237,442	2025	13.8%
Maven Robotics(a)(b)(c)	General Purpose Robotics	$25,000,003	Direct ownership of Series Seed 1 Preferred Stock	1,804,429	2026	9.0%
Apptronik (a)(b)(c)(d)	Humanoid Robotics	$20,561,856	LP Interest in AP 1125 Fund V, a series of Capital Factory, LP invested in Apptronik, Inc. Series A-1, A-2 and Seed 1 Preferred Stock	579,213	2025	7.4%

Apptronik (a)(b)(c)	Humanoid Robotics	$18,829,033	Direct ownership of Series Seed Preferred Stock	513,046	2025	6.8%
Dexmate (a)(b)(c)	General Purpose Robotics	$13,993,891	Direct ownership of Series Seed Preferred Stock	1,740,280	2026	5.0%
Dexmate (a)(b)(c)	General Purpose Robotics	$11,440,311	Direct ownership of Series Seed Plus Preferred Stock	1,224,178	2026	4.1%
Path Robotics (a)(b)(c)	Industrial Automation	$5,999,996	Direct ownership of Series D-2 Preferred Stock	773,660	2025	2.2%
Project Prometheus (a)(b)(c)(d)	General Purpose Robotics	$3,500,000	Direct ownership in RoboStrategy Prometheus LLC which has economic exposure to Prometheus Industries, Inc. Series B Preferred Stock	82,414	2026	1.3%
Eccentric Machines (a)(b)(c)	Robotics Infrastructure	$3,000,000	Direct ownership of Series Seed Preferred Stock	2,076,915	2026	1.1%
REK (a)(b)(c)	Entertainment	$2,500,000	Direct ownership of Series Seed Preferred Stock	1,875,891	2025	0.9%
GMI Cloud (a)(b)(c)	Cloud Infrastructure	$2,206,000	Direct ownership of Series B-2 Preferred Stock	780,889	2025	0.8%
Coco Robotics (Cyan Robotics, Inc.) (a)(b)(c)(d)(e)	Logistics	$1,500,000	RoboStrategy DDGR LLC invested in Cyan Robotics, Inc. SAFE	1	2026	0.5%
Nox Metals (a)(b)(c)(e)	Advanced Manufacturing	$750,000	Direct ownership SAFE instrument convertible into Series B-equivalent Preferred Stock at next qualified equity financing	1	2026	0.3%
Modal Motors Inc. (a)(b)(c)(e)	Robotics Infrastructure	$500,000	Direct ownership SAFE instrument convertible into preferred stock at next qualified equity financing	1	2026	0.2%
Endiatx (a)(b)(c)	Medical Robotics	$499,998	Direct ownership of Series A Preferred Stock	285,322	2025	0.2%
Allonic (a)(b)(c)	Robotics Infrastructure	$291,500	Direct ownership of Pre-seed Preferred Stock	154,798	2026	0.1%
Purple Rhombus (a)(b)(c)(d)(e)	Defense Robotics	$250,000	LP Interest in PU-1003 Fund I, a series of MV Funds, LP invested in Purple Rhombus LLC SAFE Note	1	2025	0.1%

(a)	Non-income producing security.
(b)	Level 3 securities fair valued using significant unobservable inputs.
(c)	Restricted investments as to resale.
(d)	The Fund has a direct investment in an SPV which has a direct or indirect investment in an underlying portfolio company. The number of units presented, if applicable, are the units in the SPV owned by the Fund, which represents the equivalent number of securities of the underlying portfolio company for which the investment has economic exposure.
(e)	Simple Agreement for Future Equity ("SAFE"). Upon a qualified equity financing, the SAFE will convert into preferred shares of the issuer in accordance with its terms.

The portfolio information presented above is as of our latest monthly NAV, September 30, 2026, and reflects the Fund's holdings as of that date, including investments made after the close of the Fund's most recent semi-annual reporting period.

Percentages of Net Assets are calculated based on the Fund's Net Assets Applicable to Common Shares of $277,663,100.44 as of September 30, 2026. The Fund intends to update this information on a monthly basis.

Fair values are determined in good faith in accordance with valuation procedures established by the Fund's Board of Directors and are inherently subjective. Fair value determinations involve significant unobservable inputs and reflect good faith judgments based on available information. Accordingly, there can be no assurance that the fair values reflected above would approximate the prices at which the Fund could sell these securities.

Expanded Disclosure Channels

Fund investors and others should note that the Fund announces material financial information using our Fund website at https://robostrategy.co, SEC filings, press releases, public conference calls, and webcasts. The Fund intends to begin using the X (formerly known as Twitter) account @RoboStrategy as an additional means of disclosing material non-public information and for complying with disclosure obligations under Regulation FD.

The Fund encourages investors and others to review the information it makes public in the foregoing locations, including its X account, as such information could be deemed to be material information. Please note that this list may be updated from time to time. Investors are encouraged to subscribe to the Fund’s X account in addition following its press releases, SEC filings, public conference calls and webcasts.